                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 30, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

 UK:   9:16 pm GMT Monday            US:   4:16 pm EST Monday
       November 30, 1998                   November 30, 1998

         Please contact:
                       Rick Van Hoesen                        US   650-404-7019
                       Senior Vice President                  UK   01635-32646
                       Chief Financial Officer

                       Giles Sanderson/Edward Bridges         UK   0171-831-3113
                       Financial Dynamics

                       Kathryn Akers                          US   212-371-5999
                       Abernathy MacGregor Frank

       MICRO FOCUS REPORTS RESULTS FOR THE QUARTER ENDED OCTOBER 31, 1998

London, England and Mountain View, California, November 30, 1998 - Micro Focus Group Plc (London Stock Exchange: MICF; NASDAQ: MIFGY) today reported results for the period ended October 31, 1998.

Revenues for the quarter ended October 31, 1998 were $87.2 million compared with $91.3 million for the quarter ended October 31, 1997. Excluding one-time charges associated with the acquisition of INTERSOLV, Inc., net income was $1.1 million compared with $7.7 million in the comparable prior year period, diluted earnings per ordinary share were $0.01 compared with $0.05 and earnings per American Depositary Share ("ADS") were $0.04 compared with $0.27. Including the effect of one-time charges ($49.7 million pre-tax, $43.4 million after tax; $0.30 per share; and, $1.51 per ADS) associated with the acquisition of INTERSOLV, Micro Focus' net loss for the quarter was $42.3 million, net loss per ordinary share was $0.29 and net loss per ADS was $1.47.

During the quarter, Micro Focus had strong increases in its international operations across all its product lines. In North America, the company experienced weakness across several business segments, especially in its year 2000 business. The weakness in North America was caused by the residual effects of the company's reorganisation of its sales force during the summer months, merger-related integration issues and delays in major purchases by financial institutions. The year 2000 business also was affected by increased competition and customers moving to the later stages of their remediation processes, for which the company did not have the appropriate products until November.

Separately, Micro Focus today announced the appointment of Gary Greenfield as the company's president and CEO.

Commenting on the results Gary Greenfield said, "Our revenue performance across most of the business lines in North America was below our expectations, particularly in our Year 2000 products and services sector. However, we believe these overall results are not indicative of the long-term performance of which the company is capable. We had a strong performance in our international territories, which we are confident demonstrates the underlying strength of our products, services and strategy. During the quarter we made significant progress on a number of operational fronts. We completed the merger with INTERSOLV and we began the integration of the two companies. As part of the integration, we are focusing on improving our sales processes in North America and getting back to the growth that we are confident our market leadership can support. We expect the integration activities to be largely completed between now and the end of April. We are optimistic about the prospects for success in our core markets, and we are continuing to invest for growth."

Rick Van Hoesen, Senior Vice President and CFO, said, "In light of the revenue performance, we were pleased that the company was able to deliver a small operating profit. In addition, we generated substantial operating cash. We increased net cash by $1.5 million during the quarter, even though we incurred non-operating cash outlays of nearly $9 million on deal-related costs and the acquisition of our Australian distributor. We have a healthy balance sheet and a strong financial foundation on which to grow the business. We have begun already to achieve some of the savings in our operational cost structure from the INTERSOLV acquisition, and are focusing our investments on the areas that will help drive our long-term growth and success in a financially prudent manner. "

US GAAP Results
----------------
The INTERSOLV acquisition was accounted for as a pooling-of-interests under U.S. generally accepted accounting principles (GAAP). Accordingly, all U.S. financial data presented herein, including the results announced above, include the results of INTERSOLV. During the quarter, Micro Focus also acquired its Australian distributor in a transaction accounted for as a purchase. The contribution made by this acquisition in the quarter was not significant.

Micro Focus also reports that it has elected to change its fiscal year end and accounting reference date to April 30 from January 31. Consequently, the Company is today reporting under US GAAP results for the first six months of the fiscal year beginning May 1, 1998 and ending April 30, 1999. Revenue for the two quarters to date increased 7% to $182.4 million from $171.1 million for the comparable six-month period ended October 31, 1997. Excluding one-time charges, net income for the half year was $8.4 million compared with $10.9 million for the comparable period of fiscal 1998 and diluted earnings per ADS were $0.28 compared with $0.38 in the comparable prior-year period. Diluted earnings per ordinary share were $0.06 per share compared with $0.08 for the comparable prior year period.

UK GAAP Results
----------------
In accordance with UK GAAP, the INTERSOLV transaction has been accounted for as an acquisition. Accordingly, the UK format results incorporate the results of INTERSOLV from September 24, 1998, the date of the completion of its acquisition. Goodwill arising from the acquisition, which totalled GPB 140.1 million, will be charged against income over a four-year term. Net revenue for the quarter increased 58% to GBP 40.1 million, from GBP 25.4 million for the quarter ended October 31, 1997. Excluding one-time charges associated with the acquisition of INTERSOLV, Inc., and amortisation of goodwill arising on the acquisition, profit after taxation was GBP 3.0 million compared with GBP 2.7 million in the prior year period and diluted earnings per ordinary share were
3.1 pence compared with 3.3 pence. Including the effect of those charges, loss after taxation was GBP 8.8 million and loss per share was 10.8 pence compared to a profit after taxation of GBP 2.7 million and earnings per share of 3.3 pence for the corresponding prior year period.

The results of the quarter include a non-recurring pre-tax charge of GBP 11.8 million which arose in connection with the acquisition. Excluding this pre-tax charge, but after providing for amortisation of GBP 3.6 million against goodwill arising from the acquisition, the loss after taxation for the quarter was GBP
0.7 million and loss per share was 0.7 pence.

Pursuant to the change in the Company's fiscal year-end and accounting reference date, the UK format financial statements will report the results for the fifteen-month period ending April 30, 1999. Net revenue for the nine months ended October 31, 1998 increased 48% to GBP 98.8 million from GBP 66.7 million for the comparable prior year period. Profit after taxation, excluding the non-recurring charges and amortisation of goodwill associated with the INTERSOLV acquisition, increased by 58% to GBP 9.7 million from GBP 6.2 million for the comparable prior year period; and diluted earnings per share were 10.7 pence for the nine-month period compared with 7.8 pence for the comparable prior year period.

Summary financial results are as follows:


US Dollars, US GAAP (excluding one-time charges)        Three months ended              Six months ended
                                                            October 31                     October 31
                                                         1998           1997           1998          1997
                                                         ----           ----           ----          ----
Net revenue                                            $87.2m         $91.3m        $182.4m       $171.1m
Net income                                              $1.1m          $7.7m          $8.4m        $10.9m
EPS : Basic                                             $0.01          $0.05          $0.06         $0.08
      Diluted                                           $0.01          $0.05          $0.06         $0.08
      Diluted ADS equivalent                            $0.04          $0.27          $0.28         $0.38

Basis of  presentation:  under  US  GAAP,  the  INTERSOLV acquisition has been accounted for as a pooling-
of-interests, and accordingly all periods presented in US format disclose the combined results of Micro
Focus and  INTERSOLV.


GB Pounds, UK GAAP                                      Three months ended             Nine months ended
                                                            October 31                      October 31
                                                       1998             1997             1998        1997
                                                       ----             ----             ----        ----
Revenue                                             GBP 40.1m        GBP 25.4m        GBP 98.8m   GBP 66.7m
(Loss) profit before taxation, merger costs and     GBP  4.6m        GBP  3.8m        GBP 14.6m   GBP  9.0m
amortisation of goodwill
(Loss) profit before taxation & merger costs        GBP 1.0          GBP 3.8          GBP 11.0    GBP 9.0
(Loss) profit after taxation, before merger costs  (GBP 0.7m)        GBP 2.7m         GBP  6.1m   GBP 6.2m
(Loss) profit after taxation & merger costs        (GBP 8.8m)        GBP 2.7m         (GBP 2.0m)  GBP 6.2m
EPS:   Basic                                          (10.8p)            3.5p             (2.3p)      8.1p
       Diluted                                        (10.8p)            3.3p             (2.3p)      7.8p

Basis of  presentation:  under UK GAAP, the INTERSOLV  transaction has been accounted for as an acquisition, and  accordingly  the UK format  results  include the results of INTERSOLV from September 24, 1998, the date of its acquisition.


Micro Focus (NASDAQ: MIFGY; London Stock Exchange: MICF) is a leading software solutions vendor that enables corporations to accelerate the development and delivery of applications designed to run in today's distributed enterprise computing environments. The Company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications. Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows, NT and Web environments. With its recent acquisition of INTERSOLV, a global market leader in software configuration management and open data connectivity products and services, Micro Focus is now a leader in helping its customers respond quickly to business and technological change.

Micro Focus products include the PVCS line of application life cycle management products, the DataDirect line of standards-based data access and connectivity products, and the Micro Focus line of applications development and transformation solutions. In the U.S., Micro Focus is located at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. Prior year figures are based on the audited financial statements of the Company for the year ended January 31, 1998, which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1998 were unqualified. Copies of the Company's second Interim Report, which incorporates the results included in this announcement, will be distributed to all shareholders in December, 1998.

As a foreign private issuer in the United States, Micro Focus is not required to file quarterly reports with the U.S. Securities and Exchange Commission ("SEC"). However, beginning in 1997, the Company commenced furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include the Company's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of the Annual Report for the year ended January 31, 1998 are available upon request to the Company's offices in Mountain View and Newbury.

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of the Company to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of Micro Focus to develop, release and sell products and services to customers in the highly dynamic market for enterprise software solutions, the potential need for enterprise software solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter the Company's markets. Further information on potential factors which could affect the Company's financial results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, Micro Focus' Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998 and July 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.

Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc. All other trademarks as they appear in this announcement are the property of their respective owners.

MICRO FOCUS GROUP PLC  -  QUARTER ENDED OCTOBER 31, 1998
CONSOLIDATED STATEMENTS OF INCOME  -  IN U.S. FORMAT

(in thousands of U.S. dollars, except share, per share and ADS data)
(unaudited)

                                                                     Three months  Three months  Six months   Six months
                                                                         ended        ended        ended        ended
                                                                      October 31,   October 31,   October 31,  October 31,
                                                                          1998         1997        1998          1997
--------------------------------------------------------------------------------------------------------------------------
Net revenue
             Product revenue                                             $42,878       $51,489     $93,604     $93,392
             Maintenance revenue                                          25,203        20,944      49,711      41,119
             Service revenue                                              19,078        18,896      39,119      36,638
Total net revenue                                                         87,159        91,329     182,434     171,149
--------------------------------------------------------------------------------------------------------------------------
Cost of revenue
             Cost of product revenue                                       2,942         3,355       5,704       5,775
             Cost of maintenance revenue                                   6,427         4,969      12,630      10,247
             Cost of service revenue                                      16,517        16,457      33,833      29,923
Total cost of revenue                                                     25,886        24,781      52,167      45,945
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                              61,273        66,548     130,267     125,204
--------------------------------------------------------------------------------------------------------------------------
Operating expenses
             Research and development                                     15,249        15,024      30,729      30,656
             Sales and marketing                                          37,722        34,187      73,798      66,691
             General and administrative                                    8,137         6,557      15,984      13,235
             One time charges                                             49,662           176      49,662         176
Total operating expenses                                                 110,770        55,944     170,173     110,758
--------------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                           (49,497)        10,604    (39,906)      14,446
Interest income, net                                                       1,619           894       3,029       1,831
(Loss) income before income taxes                                       (47,878)        11,498    (36,877)      16,277
Income taxes                                                               5,574       (3,789)       1,802     (5,415)
Net (loss) income                                                      ($42,304)        $7,709   ($35,075)     $10,862
---------------------------------------------------------------------------------------------------------------------------

Net (loss) income per share: basic                                       ($0.29)         $0.05     ($0.25)       $0.08
Net (loss) income per ADS: basic                                         ($1.47)         $0.27     ($1.23)       $0.39
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing basic net (loss) income per share (thousands)   143,642       140,560     143,130     138,125
Shares used in computing basic net (loss) income per ADS (thousands)      28,728        28,112      28,626      27,625
---------------------------------------------------------------------------------------------------------------------------

Net income per share: diluted                                            ($0.29)         $0.05     ($0.25)       $0.08
Net income per ADS: diluted                                              ($1.47)         $0.27     ($1.23)       $0.38
---------------------------------------------------------------------------------------------------------------------------
Shares used in computing diluted net (loss) income per share (thousands) 143,642       144,676     143,130     143,141
Shares used in computing diluted net (loss) income per ADS (thousands)    28,728        28,935      28,626      28,628
---------------------------------------------------------------------------------------------------------------------------

Excluding one time charges:
Income before income taxes                                                 1,784        11,498      12,785      16,277
Net income                                                                 1,123         7,709       8,352      10,862
Net income per ADS: diluted                                                $0.04         $0.27       $0.28       $0.38
---------------------------------------------------------------------------------------------------------------------------
Note:  Shares and  per-share  data for all periods  presented  above  reflect  the  5-for-1  stock split of the
Company's  ordinary  shares,  which was  effective  as of close of business on March 13,  1998.  Each  American
Depository Share ("ADS") represents five ordinary shares.

MICRO FOCUS GROUP PLC  -  QUARTER ENDED OCTOBER 31, 1998
CONSOLIDATED BALANCE SHEETS  -  IN U.S. FORMAT

(in thousands of U.S. dollars)

                                                                                             October 31,  April 30,
                                                                                                1998         1998
                                                                                             (Unaudited)
--------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
             Cash and cash equivalents                                                         83,256     $82,256
             Short-term investments                                                            45,909      36,316
             Accounts receivable, net                                                         102,543     110,571
             Inventories                                                                        1,535       1,038
             Prepaid expenses and other assets                                                 13,111      22,483
Total current assets                                                                          246,354     252,664
Fixed assets:
             Property, plant and equipment, net                                                49,585      51,071
             Goodwill, net                                                                     12,744       5,346
             Software product assets, net                                                      18,681      24,512
Total assets                                                                                 $327,364    $333,593
--------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
             Bank loans                                                                        $5,588      $5,126
             Accounts payable                                                                  15,631      15,781
             Accrued employee compensation                                                     21,277      30,675
             Income taxes payable                                                               7,057      13,116
             Deferred revenue                                                                  58,067      59,117
             Other current liabilities                                                         55,532      22,112
Total current liabilities                                                                     163,152     145,927
Long-term debt and other liabilities                                                                6         650
Deferred income taxes                                                                          15,192      14,423
Total liabilities                                                                            $178,350    $161,000
--------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
             Ordinary shares                                                                    4,809       4,640
             Additional paid-in capital and other reserves                                    152,903     151,802
             Unrealised (loss) gain on available-for-sale securities, net of tax                   16          44
             Treasury stock                                                                    (7,434)     (7,769)
             Retained  earnings                                                                 2,307      32,045
             Currency translation adjustment                                                   (3,587)     (8,169)
Total shareholders' equity                                                                   $149,014    $172,593
--------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                   $327,364    $333,593
--------------------------------------------------------------------------------------------------------------------

Note:  Pursuant  to US GAAP,  balance  sheet  information  at April 30,  1998 is restated  to include  the  balance sheet of Micro Focus at January 31, 1998 and INTERSOLV at April 30, 1998.


MICRO FOCUS GROUP PLC  -  QUARTER ENDED OCTOBER 31, 1998
CONSOLIDATED PROFIT & LOSS ACCOUNT  -  IN U.K. FORMAT


                                                         Three months  Three months  Nine months  Nine months      Year
                                                            ended         ended         ended         ended       ended
                                                           October 31   October 31    October 31    October 31   January 31
                                                             1998         1997           1998          1997        1998
                                                          (unaudited)  (unaudited)    (unaudited)   (unaudited)
                                                            GBP'000      GBP'000        GBP'000       GBP'000     GBP'000
---------------------------------------------------------------------------------------------------------------------------
Revenue
             Product revenue                                 21,735       16,200        57,621        40,306      60,480
             Maintenance revenue                             10,871        6,265        26,582        20,110      28,233
             Service revenue                                  7,532        2,901        14,577         6,299       8,302
Total revenue                                                40,138       25,366        98,780        66,715      97,015
---------------------------------------------------------------------------------------------------------------------------
Cost of revenue
             Cost of product revenue                          1,665        1,820         4,079         4,737       6,990
             Cost of maintenance revenue                      5,328        1,713         9,809         5,049       6,984
             Cost of service revenue                          2,992        2,650         8,431         6,138       8,861
Total cost of revenue                                         9,985        6,183        22,319        15,924      22,835
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                                 30,153       19,183        76,461        50,791      74,180
---------------------------------------------------------------------------------------------------------------------------
Operating expenses
             Research and development                         6,405        5,049        16,612        14,497      19,679
             Sales and marketing                             16,620        9,527        39,252        24,781      35,289
             General and administrative                       7,121        1,395        11,847         4,314       6,476
Total operating expenses                                     30,146       15,971        67,711        43,592      61,444
---------------------------------------------------------------------------------------------------------------------------
Operating profit                                                  7        3,212         8,750         7,199      12,736
Exceptional items                                          (11,831)            -      (11,831)             -           -
(Loss)/profit before interest and taxation                 (11,824)        3,212       (3,081)         7,199      12,736
Interest income, net                                            972          628         2,286         1,812       2,481
(Loss)/profit before taxation                              (10,852)        3,840         (795)         9,011      15,217
Taxation                                                      2,025      (1,132)       (1,244)       (2,838)     (4,791)
(Loss)/profit for the period after taxation                 (8,827)        2,708       (2,039)         6,173      10,426
---------------------------------------------------------------------------------------------------------------------------

Earnings per share: basic                                   (10.8p)         3.5p        (2.3p)          8.1p       13.6p
Earnings per share: diluted                                 (10.8p)         3.3p        (2.3p)          7.8p       13.0p
---------------------------------------------------------------------------------------------------------------------------

Note:  Earnings  per share data for all periods  presented  above  reflects  the 5-for-1  sub-division of the Company's ordinary shares,  which took effect as at the close of business on March 13 1998.


MICRO FOCUS GROUP PLC  -  QUARTER ENDED OCTOBER 31, 1998
CONSOLIDATED BALANCE SHEET  -  IN U.K. FORMAT

                                                                                             October 31    January 31
                                                                                                1998          1998
                                                                                             (Unaudited)
                                                                                              GBP'000       GBP'000
--------------------------------------------------------------------------------------------------------------------
Fixed assets:
             Intangible fixed assets                                                            151,401      12,394
             Tangible fixed assets                                                               29,515      23,836
             Investment                                                                           4,425       4,886
Total fixed assets                                                                              185,341      41,116
--------------------------------------------------------------------------------------------------------------------
Current assets:
             Stock                                                                                  914         317
             Trade debtors                                                                       61,038      29,145
             Other debtors and prepaid expenses                                                   7,804       1,728
             Cash and bank deposits                                                              76,884      51,518
Total current assets                                                                            146,640      82,708
Creditors: amounts falling due within one year
             Bank loans and overdrafts                                                            3,326       1,007
             Trade creditors                                                                      9,304       4,241
             Accrued employee compensation                                                       12,665       7,481
             Current corporation tax                                                              5,490       6,428
             Accrued expenses and other current liabilities                                      33,055       7,326
             Deferred revenue                                                                    34,564      20,030
Total current liabilities                                                                        98,404      46,513
--------------------------------------------------------------------------------------------------------------------
Net current assets                                                                               48,235      36,195
--------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                           233,576      77,311
Creditors: amounts falling due after more than one year                                               4          12
Provision for liabilities and charges: deferred taxation                                          9,043       6,407
Net assets                                                                                      224,529      70,892
--------------------------------------------------------------------------------------------------------------------
Capital and reserves
             Called up share capital                                                              2,948       1,588
             Share premium account and other reserves                                           185,116      30,196
             Profit and loss account                                                             36,465      39,108
Total shareholders' equity                                                                      224,529      70,892
--------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  December 1, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary